

LG Electronics Inc.

LG Twin Towers
20, Yeouido-dong, Yeongdeungpo-gu, Seoul, 150-721, Korea
Tel : 82-2-3777-1114

Mr. Paul M. Dudek
Office of International Corporate Finance
Division of Corporation Finance
U.S Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



June 23, 2003

* Filing No. : 82-3857

Dear Mr. Dudek,

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we are submitting the enclosed public announcements to the U.S. Securities and Exchange Commission.

- Sales and Handset Sales Results for May 2003 June 20, 2003

We will keep providing to the Commission, on a timely basis, all information required by Rule 12g3-2(b).

If you have any question, please do not hesitate to contact International Finance Group of LG Electronics at (822) 3777-3449.

Sincerely yours,

K.O. Kim

K.O. Kim
Senior Manager
International Finance Group

Sales and Handset Sales Results for May 2003

(Units: 100 million KRW; 1,000 units)

	May 2003	April 2003	May 2002
Sales (100 million KRW)	15,827	17,632	15,708
By division:			
Digital Appliance	5,187	6,289	5,211
Digital Display & Media*	5,078	5,044	5,481
Information & Communications*	5,415	6,172	4,870
Handset Sales (1,000 Units)	1,618	1,788	1,341

* Due to a change of internal corporate structure, PC Sub-Division sales are included in the Information & Communications Division for 2003.

※ The above figures are indicative only and are subject to change.